
04034158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
JUN 28 2004
PROCESSING
SECTION

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2003**

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD from ______ to ______

Commission file number **1-3560**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

GLATFELTER
96 SOUTH GEORGE STREET, SUITE 500
YORK, PA 17401

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN
FOR HOURLY EMPLOYEES



June 25, 2004

By:

C. Matthew Smith
Plan Administrator

Beard Miller Company LLP

Certified Public Accountants and Consultants

GLATFELTER 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

FINANCIAL REPORT

DECEMBER 31, 2003

TABLE OF CONTENTS

Beard Miller
Company LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Finance Committee
Glatfelter 401(k) Savings Plan for Hourly Employees
York, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Glatfelter 401(k) Savings Plan for Hourly Employees (Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Glatfelter 401(k) Savings Plan for Hourly Employees as of December 31, 2002, were audited by other auditors whose report dated May 9, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

York, Pennsylvania
June 21, 2004

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
P. H. Glatfelter Company
York, Pennsylvania

We have audited the accompanying statement of assets available for benefits of the Glatfelter 401(k) Savings Plan for Hourly Employees (formerly the Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees (the "Plan") as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 9, 2003

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2003	2002
ASSETS		
Plan interest in the investments of the Glatfelter 401(k) Savings and Profit Sharing Master Trust – at fair value	**$24,568,771**	$19,242,603
Participant loans – at cost	**302,522**	243,252
	$24,871,293	$19,485,855
Receivables:		
Participants' contributions	**13,734**	31,643
Employer's contributions	**2,776**	6,554
	16,510	38,197
Net Assets Available for Benefits	**$24,887,803**	$19,524,052

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003
INVESTMENT INCOME	
Net appreciation in fair value of investments	$3,544,398
Interest and dividends	298,683
	3,843,081
INTEREST ON PARTICIPANT LOANS	16,674
CONTRIBUTIONS	
Participants	1,967,097
Employer	359,795
	2,326,892
NET TRANSFERS IN	127,248
BENEFITS PAID TO PARTICIPANTS	(947,404)
ADMINISTRATIVE EXPENSES	(2,740)
NET INCREASE IN NET ASSETS	5,363,751
NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	19,524,052
NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$24,887,803

See notes to financial statements.

NOTE 1 – DESCRIPTION OF PLAN

General – The following description of the Glatfelter 401(k) Savings Plan for Hourly Employees (the "Plan"), formerly the Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees and the P. H. Glatfelter Company 401(k) Savings Plan for Neenah Hourly employees, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan covers all eligible employees, as defined in the Plan, of the Spring Grove and Neenah Divisions of P. H. Glatfelter Company, and the Glatfelter Pulp Wood Company (the "Companies"), who have completed 1,000 hours of service within a twelve-month consecutive period.

Plan Amendment and Restatement – Effective January 1, 2003, the Plan was amended and restated in its entirety and renamed the Glatfelter 401(k) Savings Plan for Hourly Employees.

Participation – An employee becomes a participant in the Plan on the first day of the pay period coinciding with or next following the date eligibility requirements are met.

Contributions – Each participant may contribute up to 50% of their compensation as defined in the restated Plan through payroll deductions. The Companies will provide a matching contribution in an amount equal to 50% of the first 3% of each participant's payroll reduction contributions. Participants will continue to be able to contribute to the Plan a portion of all of their profit sharing allocation, subject to IRS mandated maximum contributions, in addition to any payroll deduction savings and matching contributions described above. The Companies profit sharing allocations are funded based upon the profit sharing formula defined in the Plan document.

Participants may allocate contributions among available investment options. All employer-matching contributions are initially invested in the Glatfelter Stock Fund. After the Companies' matching contributions have been in the Plan at least twelve months, it may be redirected among the other investment options at the participant's discretion.

Participant Accounts and Vesting – Payroll reduction contributions, rollover contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. Matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

Investment income and market appreciation or depreciation are allocated monthly to the participants in the ratio that the balance in each participant's account bears to the total amount of all such account balances as of the end of the preceding month.

Forfeited balances of terminated participants' non-vested accounts are used to reduce future companies' contributions.

Benefits – Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability or death, a participant will receive a lump sum payment if the total of their employer matching and profit sharing contribution accounts does not exceed $5,000. If the account balances exceed $5,000, the assets may be held until the participant's normal or early retirement date; however, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but in no case can a loan exceed 50% of the borrowing participant's vested account balance. Loans are secured by the balance in the participant's account. Generally the Plan Administrator has applied interest at a rate of 1% above the prime rate at the time the loan is approved. The trustee of the Plan will determine whether the loan application is to be approved after an evaluation of all necessary documentation regarding the creditworthiness of the applicant. Loan terms range from one to five years, or up to 15 years if the loan is extended for the purchase of a primary residence. At December 31, 2003 and 2002, loans outstanding amounted to $302,522 and $243,252, respectively.

Administration:

Plan Sponsor: P. H. Glatfelter Company

Plan Administration: The Board of Directors of the P. H. Glatfelter Company

Plan Trustee: Fidelity Management Trust Company

Under the provisions of ERISA, all of the above are "parties-in-interest".

The respective participant pays fees for participant loans. The Company pays all other administrative expenses, though it is permitted for those expenses to be paid by the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements of the Plan are presented on the accrual basis of accounting.

Investments – The fair value of the Plan's interest in the Glatfelter 401(k) Savings and Profit Sharing Master Trust ("Master Trust") is based on the beginning of the year value of the Plan's interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust invests in various securities including mutual funds and corporate stocks. Investment securities in general are exposed to various risks; such are interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statement of assets available for Plan benefits.

Payment of Benefits – Benefit payments to participants are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE 3 – MASTER TRUST INFORMATION

Investments of the Plan are maintained along with the investments of Glatfelter 401(k) Savings Plan in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the "Master Trust") managed by Fidelity Management Trust Company.

At December 31, 2003 and 2002, the Plan's aggregate interest in the net assets of the Master Trust was approximately 34% and 31%, respectively. The Plan's interest in individual Master Trust investment options varies based upon investment selections of Plan participants.

The following is a summary of information regarding the Master Trust, a portion of which is included in the Plan's financial statements prepared by Fidelity Management Trust Company, the trustee of the Plan, and furnished to the Plan administrator.

Investment Assets Held as of:	**Year Ended December 31,**	
	2003	2002
P. H. Glatfelter Company Stock Fund	**$ 5,719,607**	$ 6,217,049
Mutual Funds and Cash	**65,997,231**	56,701,485
	$ 71,716,838	$ 62,918,534

Nonparticipant-directed investments as of December 31, 2003 and 2002 consisted entirely of the P. H. Glatfelter Company Stock Fund, as described in Note 1. The fair value of such nonparticipant-directed investments as of December 31, 2003 and 2002, was $807,844 and $1,098,546, respectively. At December 31, 2003 and 2002, the Plan's aggregate interest in the nonparticipant-directed investments was approximately 46% and 25%, respectively.

Investment income for the Master Trust for the year ended December 31, 2003 was as follows:

Net appreciation (depreciation) in fair value of investments:		
P. H. Glatfelter Company Stock Fund	$	(300,629)
Mutual Funds	$	10,726,534
Interest and dividends:		
P. H. Glatfelter Company Stock Fund	$	205,692
Mutual Funds	$	825,396
	$	11,456,993

NOTE 4 – PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

Upon the complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Employee Benefits Committee of the Board of Directors will direct the Trustee to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

NOTE 5 – TAX STATUS

The Plan obtained its latest determination letter on October 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

NOTE 6 – TRANSFERS

During the Plan year ended December 31, 2003, several participants were reclassified between the Glatfelter 401(k) Savings Plan and Glatfelter 401(k) Savings Plan for Hourly Employees. Accordingly, a increase of $127,248 is included in the accompanying statement of changes in net assets available for benefits for the Plan year ended December 31, 2003.

NOTE 7 – RECLASSIFICATIONS

Certain information in the 2002 financial statements and related footnotes contain reclassifications necessary to conform with the presentation in the 2003 financial statements.

Glatfelter 401(k) Savings Plan for Hourly Employees

Employer Identification Number : 23-0628360
Plan Number : 007
Form 5500 - Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2003

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current Value
			$	$
*	Participant Loans	5% - 10%	0	302,522
		Total Investments		302,522

* Party-in-interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Certified Public Accountants – Beard Miller Company LLP
23.2	Consent of Independent Certified Public Accountants – Deloitte & Touche LLP

Beard Miller Company LLP

An Independent Member of BDO Seidman Alliance

Certified Public Accountants and Consultants

Allentown ◆ Hanover ◆ Harrisburg
Lancaster ◆ Pittsburgh ◆ Reading ◆ York

Exhibit 23.1

CONSENT OF BEARD MILLER COMPANY LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-12089) of P. H. Glatfelter Company of our report dated June 21, 2004, relating to the financial statements of the Glatfelter 401(k) Savings Plan for Hourly Employees, included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Beard Miller Company LLP

York, Pennsylvania
June 21, 2004

221 West Philadelphia Street Suite E 200 York, PA 17404
Tel. 717-846-7000 ◆ Fax 717-843-1731 ◆ www.beardmiller.com

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

P. H. Glatfelter Company:

We consent to the incorporation by reference in Registration Statement No. 333-12089 of P. H. Glatfelter Company on Form S-8 of our report dated May 9, 2003 on the financial statement of the Glatfelter 401(k) Savings Plan for Hourly Employees (formerly the Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees) (the "Plan"), appearing in the Annual Report of the Plan on Form 11-K for the year ended December 31, 2003.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 24, 2004